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Form C

Every company that conducts a Regulation Crowdfunding offering must first submit a Form C to the Securities and Exchange Commission. Wefunder has helped you generate this draft of a Form C based on information you have provided, which we've done solely as a convenience.

Because this is an official regulatory filing and you will have liability under the Securities Act of 1933 with respect to any misstatements or omissions, we strongly recommend that you have your lawyer review your Form C before having us file it on your behalf.

Cover Page

Name of issuer:

Urban Juncture, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: IL

Date of organization: 11/12/2003

Physical address of issuer:

4245 S. King Dr.
Chicago IL 60653

Website of issuer:

http://www.urbanjuncture.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

3.0% of the offering amount upon a successful fundraise.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☑ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

25,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $25,000; interests will be sold in increments of $1.

Target offering amount:

$25,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$100,000.00

Deadline to reach the target offering amount:

11/12/2016 [1]

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

[1] Deadline will be adjusted to be 180 days from when filed with SEC.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$4,551,918.97	$3,651,353.81
Cash & Cash Equivalents:	($3,286.00)	$1,838.28
Accounts Receivable:	$375.00	($850.00)
Short-term Debt:	$15,211.20	($91.34)
Long-term Debt:	$3,496,391.37	$2,735,860.03
Revenues/Sales:	$578,652.66	$310,799.80
Cost of Goods Sold:	$106,790.93	$1,505.00
Taxes Paid:	$29,082.46	$0.00
Net Income:	$124,522.43	($33,698.97)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

   Urban Juncture, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Bernard Loyd	President	Urban Juncture	2003

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Bernard Loyd	President	2003
Bernard Loyd	Secretary	2003
Bernard Loyd	Treasurer	2003

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and Anyperson routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Bernard Loyd	all common stock	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Ownership and Management of Projects by Related Entities: The ability of Related Entities to return the Note Investments and pay the projected return to Urban Juncture, will be subject to the risks inherent in the ownership of property, which are beyond the control of both the Urban Juncture and the Related Entities. These include environmental and physical conditions of the Real Estate, operating and carrying costs, fluctuations in occupancy rates and operating expenses and changes in the real estate market, all of which in turn may be adversely affected by general and local economic conditions, zoning laws, oversupply of particular types of property, reduced employment in the Project Area, and real property tax rates. While it is anticipated that all Projects will have commercially reasonable casualty and liability insurance coverage, it may not be feasible to obtain coverage of all risks, and there could be uninsured losses. Further, the cost of operating a Project may exceed the income earned therefrom, particularly during the initial rent-up period of a newly constructed/rehabilitated Project, and Urban Juncture may have to advance funds in order to protect its Fund Investment or not be required to dispose of its Fund Investment at a loss. For all these reasons, actual results will differ from the projections upon which decisions on investments are based.

Construction/Rehabilitation of Projects by Related Entities: Completion of construction or rehabilitation of Projects by Related Entities may depend on factors both within and beyond the control of the general partner or managing member of a particular Related Entity. Such factors include, among others, the performance of the general contractors and subcontractors during any construction/rehabilitation; unforeseen construction costs not covered by the construction contracts for which the Related Entities are responsible; the weather, strikes, and energy shortages; shortages of material for construction; inflation; environmental, zoning, title, and other legal matters; and unknown contingencies.

Use of Mortgage Financing. It is anticipated that the Urban Juncture or any Related Entity, as applicable, will incur or assume mortgage indebtedness relating to the acquisition of Real Estate by the Urban Juncture and the development of a Project by a Related Entity by borrowing from banks, other institutional lenders,

governmental entities, or private lenders, primarily in order to finance acquisition of Real Estate. There is no assurance that the Urban Juncture or any Related Entity, as applicable, will be able to satisfy such loans or to sell the Real Estate upon favorable terms at maturity of the loans.

Neighborhood Location: The Project Area in which Urban Juncture's Investments are to be made is a socio-economically disadvantaged neighborhood, where various factors may pose risks that would not necessarily be present in projects in other locations. Crime, gangs, vandalism, drugs, and neighborhood deterioration may have an adverse effect on the ability of Related Entities to lease residential or commercial space at the rent and occupancy levels projected, or to sell Projects at the price levels projected, and may result in increased expenses for maintenance and repairs.

Conflicts of Interest: Investment in Urban Juncture may be subject to various conflicts of interest arising among the Managing Member and the Investors, among others. See: Article VI below. The Managing Member may cause Urban Juncture to invest in Related Entities in which the Managing Member or its affiliate is the general partner or managing member.

Absence of Market for Resale: It is not anticipated that there will be a market for the resale of interests in Urban Juncture, and, therefore, an Investor may be unable to sell or otherwise dispose of all or any portion of its Notes. Moreover, if an Investor were able to sell some or all of its Notes, it might receive less than the amount of its original investment. The same considerations would apply to any resale by Urban Juncture of interests in its Investments. Moreover, the potential resale of Notes will be affected by the restrictions of resale imposed by the Operating Agreement and the Subscription Agreement.

Public Financing: Urban Juncture has secured significant support from public entities including the City of Chicago and the State of Illinois and is currently in negotiations with the City to restructure an existing funding agreement and with the State to secure payment of funds owed by the State. The timetable and success of these negotiations are uncertain and could have significant impact on the viability of the Bronzeville Cookin' and The Forum initiatives.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The purpose of this offering is to raise funds for our general business operations,

as described in the "use of proceeds" section below.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$25,000**

Use of Proceeds: To install new flooring, subfloor, and floor framing on the first floor of the North Annex structure (324-328 East 43rd, back) to Forum Hall. Several sections of flooring were badly damaged by water infiltration resulting from deferred maintenance under the previous owner. The water infiltration issues have been addressed by our previous work to stabilize the building and damaged sections have been removed. The resulting significant gaps in the flooring on levels one, two, and three of the annex render the affected spaces unusable. This work would repair the largest of the three areas of damage

If we raise: **$50,000**

Use of Proceeds: The additional $25,000 will be utilized to replace sections of flooring and joist support structure on floors two and three of the North Annex structure to Forum Hall. This would complete the major floor repairs required in the North Annex.

If we raise: **$100,000**

Use of Proceeds: The additional $50,000 will be utilized to remove and replace the roofing system - including roof, gutters, and downspouts - of the West Annex structure (318-322 East 43rd Street) to Forum Hall. This roofing system is in very poor shape, having not received any significant maintenance for many years. Removal and replacement of the roofing system will allow interior work within the three West Annex retail spaces to begin.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

The following describes how process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. <u>Investor Commitment.</u> The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. <u>Acceptance of the Investment.</u> If the Investor Agreement is complete, the Investor will typically be automatically accepted for an investment in the Company within a few minutes. At this point, the Investor will be emailed a pdf version of the Investment Agreement signed by the Investor and the Company, as well as a confirmation of the commitment. This information will also be available on the Investor's "My Investments" screen on the wefunder.com website.
3. <u>Investor Transfer of Funds.</u> Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. <u>Progress of the Offering.</u> The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. <u>Closing: Original Deadline.</u> Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. <u>Early Closings.</u> If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. <u>Book Entry.</u> All investments will be in book entry form. This means that the Investor will not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline

identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 480 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933.   In the event that more than 480 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

The company is issuing promissory notes to investors. The principal amount of each note is the amount invested by the investor. Each note will accrue interest at a rate of **5%** (non-compounding, calculated on the basis of a 365-day year and the actual number of days elapsed) and the company will make interest payments to the investor **annually**, starting **one year** after the closing date. Each note will have the maturity date **[specified in the note]**. The company may prepay principal and interest at any time. The form of the notes is Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No

16. How may the terms of the securities being offered be modified?

The terms of the notes cannot be amended.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the oneyear period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;

2. to an accredited investor;

3. as part of an offering registered with the U.S. Securities and Exchange Commission; or

4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):			Choose ⇅	No ⇅
Common Stock	100	100	Yes ⇅	No ⇅
Debt Securities			Choose ⇅	No ⇅
Other			Choose ⇅	No ⇅

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	
Other Rights:	

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These types of changes could limit the Investor's economic rights by causing the

types of changes could limit the investor's economic rights by causing the Company to pay off the notes the Investor has purchased before their maturity, thereby reducing the aggregate interest paid on the notes to the Investor.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Unlike promissory notes, which do not have voting rights, the **common stock** issued by the company provides all **common stock** investors with voting rights and an equity interest in the company.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

In the future, any value given the notes by the Company will be determined by the board of directors in accordance with U.S. generally accepted accounting principles. If the notes are traded on a market and their price is readily available, they will be valued based on their trading prices. Otherwise, they will be valued at fair market value as determined in good faith in accordance with generally accepted standards on an annual basis. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the loan. Valuation determinations will be reviewed no less than annually by the Company's valuation committee.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the

Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

The Company entered into several loan agreements in which the loan proceeds are to be used to create four food-related businesses located on the first floor of

300-314 East 51st Street along with some common space, office space on the second floor, and a rooftop farm/stormwater management facility. Rehabilitation is to include tenant build out for each restaurant/store, common area improvements, completion of a surface parking lot at 320 East 51st Street/5044-48 S. Calumet Ave., a community garden at 343-347 East 51st Street and several environmentally sustainable design features. The Company has undertaken the redevelopment of the site in accordance with a plan for the Site and Redevelopment Agreement with the City of Chicago, to be financed in part by a tax increment financing allocation, equity and debt.

The loan agreements are as follows:

Chicago Community Loan Fund, an Illinois not-for-profit corporation provided an interest-only construction loan for $1,800,000 on September 21, 2012 at an interest rate of 7.5% per annum, which was amended to a principal amount of $2,200,000 on April 30, 2015. The loan requires monthly interest payments. As of December 31, 2015, the interest and principal amount due is $1,768,681. The interest expense paid in 2015 is $107,992. The construction loan is convertible to a 3-year permanent loan with 20 year amortization at a 7% interest rate plus a 4-year extension conditioned on achieving certain debt service conditions.

Illinois Department of Commerce and Economic Opportunity (DCEO), an Illinois not-for-profit corporation, provided a construction loan for $500,000 on September 21, 2012. The debt has an interest rate of 1% per annum.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness)

or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Urban Juncture, Inc. is a community development firm located in Chicago's historic Bronzeville community and focused on the revitalization of economically-challenged urban neighborhoods through the creation of valuable retail amenities and locally accessible jobs. Urban Juncture works closely with Urban Juncture Foundation, a 501c3 non profit organization also focused on community revitalization, and partners with a number of other individuals and institutions to develop and operate its enterprises.

Urban Juncture collaborates with Urban Juncture Foundation to create a critical mass of high quality retail enterprises and community services near transit on key retail corridors within Bronzeville. These enterprises leverage Bronzeville's cultural and human assets and are designed to work together to attract residents and visitors and to catalyze turnaround of the retail corridors on which they are located. We are committed to being stewards of our environment and use local, sustainable, and energy efficient resources whenever possible.

We seek to maximize leverage of our resources by utilizing municipal, state, and federal entitlements related to urban revitalization and by engaging individuals and institutions who wish to contribute time and capital to this goal.

We have invested in two sets of community revitalization initiatives: Bronzeville Cookin' and The Forum. As an early stage real estate/community development company, we have not had any significant operating revenues thus far. However, we expect to make money by capturing profits from the enterprises we operate or that operate in our facilities, through the rent of space to those enterprises, and by earning development fees.

Bronzeville Cookin'

The Bronzeville Cookin' project involves three properties located adjacent to the Chicago Transit Authority Green Line at 51st Street. Initiated in 2005 and spanning the Great
Recession, the project utilizes Black cuisine as a platform for community revitalization. Specifically, Bronzeville Cookin' seeks to fill three major unmet market needs:

1. Food Desert. Most of Bronzeville lies in a designated Food Desert, with very limited availability of quality fresh and prepared foods. Bronzeville Cookin' will address this opportunity by developing several accessible and high-quality culinary venues, starting with the Bronzeville Jerk Shack which opened in the fourth quarter of 2015.

2. Ethnic Dining Destination. Chicago has several major ethnic dining destinations (including Chinatown, Little India, Little Italy, and Pilsen (Mexican American)) that serve as food-driven social, economic and political hubs of their community. Bronzeville Cookin' will create the start of such a hub in the heart of Black Chicago by organizing its culinary venues around the cuisines of the African diaspora.

3. Jobs Desert. Bronzeville has suffered from public and private disinvestment for several decades, resulting in a hollowing out of its commercial base and the unemployment of approximately 50% of Black males aged 16-64. Bronzeville Cookin' will help to address this issues by creating a significant number of permanent entry- and mid-level jobs and many construction jobs.

Urban Juncture has signed a Redevelopment Agreement (RDA) with the City of Chicago and secured approximately $8.85 million in capital to develop the first phase of Bronzeville Cookin'

Urban Juncture, Inc.
$ 1,780 (x1000)
Includes deferred developer fee

City of Chicago
$ 3,066 (x1000)
Includes $3 million TIF grant

Illinois Dept. of Commerce & Econ. Opportunity
$ 500(x1000)
Low-cost, 10 yr loan

Illinois Envir. Protec. Agency
$ 404(x1000)

Competitive stormwater management grant

Community Reinvestment Fund
$ 900 (x1000)
New Markets Tax Credits

Chicago Community Loan Fund
$ 2,200 (x1000)
Senior, market-rate debt

Total
$ 8,850 (x1000)

The current project funding is expected to result in rehabilitation of the property at 300-314 East 51st Street, development of the 343-347 East 51st Street property into a community garden, development of the 320-330 East 51st Street property into a parking area and public plaza, development of approximately 55% of the ground level retail space of 300-314 East 51st Street into culinary venues (3 restaurants and a produce retail space), and development of the second floor portion into an office area.

Urban Juncture has expended approximately $6.187 million of Bronzeville Cookin' project funds, and the first phase of the project is well on its way to completion:

RDA Project Elements Status as of 4/1/16

Core & Shell rehabilitation
16,000 Sq. Feet
All but punch list

Bronzeville Community Garden
6,400 Sq. Feet
Complete

Bronzeville Jerk Shack
750 Sq. Feet
Complete

Vegetarian Cafe
1,200 Sq. Feet
Not Complete

Produce Store
1,200 Sq. Feet
Not Complete

Southern Breakfast venue
2,400 Sq. Feet
Not Complete

Common area
400 Sq. Feet
Complete

Accessory surface parking
16,000 Sq. Feet
Not Complete

Office Space
3,100 Sq. Feet
All but elevator

Production Roof
5,500 Sq. Feet
Complete

Sustainable design features
Complete

Non-RDA Project Elements Status as of 4/1/16
Bronzeville Bikes & BikeBox
900 Sq. Feet
Complete

Bronzeville Incubator/Co-working
space
3,100 Sq. Feet
All but elevator

Nat King Cole Pad
1,600 Sq. Feet
Nearly complete

Rooftop Deck
600 Sq. Feet
Nearly complete

Total Square footage (gross)
59,150

Total Square footage (net)
46,100 Sq. Feet

The major unexpended funds include $2 million of $3 million from the City of
Chicago, approximately $0.3 million from both State of Illinois DCEO and CCLF. In
addition, the budget includes a Deferred Developer Fee of $0.585 million. We
expect the project to be complete by the end of 2017.

The Forum

The Forum project involves revitalization of a complex of three 120-year-old
buildings at 318-328 East 43rd Street (43rd and the CTA Green Line) in
Bronzeville, including the historic Forum Hall, around a celebration of cultural
performance and hospitality.

Forum Hall (1897) is one of the first major assembly halls built in the City of
Chicago and believed to be the oldest remaining assembly hall in Bronzeville. It

Chicago and believed to be the oldest remaining assembly hall in Bronzeville. It was a central community
gathering place, hosting major social, civic, and political events for three quarters of a century. The interlinked complex of buildings covers 30,000 sq. ft., including over 10,000 sq. ft. of ground level retail space.

With the decline of Bronzeville's population in the second half of the 20th century, The Forum slowly deteriorated. Forum Hall ceased operations in the mid 1970s, with the last stores closing in the early 2000s. The building was slated for emergency demolition in 2011 due to hazardous conditions caused by decades of deferred maintenance.

Bernard Loyd acquired the property in 2011 and, between 2011-2014, Urban Juncture led the stabilization of the complex, including repair of the hazardous conditions, and the removal of hundreds of tons of debris from the property. Starting in 2014, Urban Juncture has worked with a diverse group of neighborhood residents and other stakeholders to develop a comprehensive revitalization plan for The Forum and for adjacent 43rd Street properties.

We expect re-development of The Forum Cafe, a performance and hospitality space within the Forum complex to begin by the 4th quarter of 2016.

Liquidity

We fund our operating cash flow needs by drawing from a $2.2 million loan commitment from Chicago Community Loan Fund. As of 5/1/16, the balance on this loan was $1.893 million.

We are currently in negotiation with City of Chicago to advance a portion of the $2 million of unexpended TIF grant that has been committed to the project. Buildout of the remaining
culinary venues will begin as soon as these funds are received.

We have invoiced Illinois EPA for approximately $180,000 for work completed on our Rooftop Farm as part of a competitive stormwater management grant that we were awarded in 2012. IEPA has approved our invoice; however, payment has been delayed due to a longstanding budget standoff that has affected the majority of state payments.

We expect that the proceeds of this offering will provide working capital, complete the current phase of Bronzeville Cookin', and allow us to complete stabilization of The Forum and the planning for its revitalization.

Bronzeville

Bronzeville is a community of roughly 100,000 residents located on the Southside of Chicago. Bronzeville enjoys a rich history as the "Black Metropolis", a primary destination point for Blacks migrating from the south in the first half of the 20th century in search of opportunity. Denied housing elsewhere in the city and with limited access to downtown stores and other opportunities, residents created a vibrant community around a strong, local consumer-driven economy, a vibrant arts and performance sector, and a large number of attractive entertainment venues.

venues.

Bronzeville's fortunes began to decline in the 1960's and 1970's. With the elimination of
restrictive housing covenants, middle class blacks followed the broader societal trend to the suburbs. At the same time, local businesses lost many of their customers to well-capitalized downtown and suburban competitors that were newly opening their doors to black patrons. As a result commercial enterprises and jobs disappeared, crime rose, and
the population plummeted.

Bronzeville is experiencing a resurgence in the 21st century, driven by an influx of young Black professionals attracted to the graceful real estate that remains, proximity to downtown and the lake, and the rich history of the community. However commercial
development in the community, which would provide amenities for all, important jobs for long-time residents, and a basis for productive interactions between old and new, lags far behind residential development.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale

(directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

     i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

     ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

     iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

     i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

     ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

     iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

     i. at the time of the filing of this offering statement bars the person from:

          A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

          B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

          C. engaging in savings association or credit union activities? ☐ Yes ☑ No

     ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

     i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

     ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

     iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.urbanjuncture.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

3. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

4. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the issuer liquidates or dissolves its business in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Promissory Note

Appendix C: Financial Statements & Tax Returns

    Financials 1
    Financials 2

Appendix D: Director & Officer Work History

    Bernard Loyd



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